Exhibit 99.2

Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No(s). 333-178260 and 333-129631 on Form S-8 and Registration Statement No. 333-173794 on Form F-10 of our reports dated March 15, 2012 relating to the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) for the year ended December 31, 2011 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 appearing in this Form 6-K.

Independent Registered Chartered Accountants

Toronto, Canada

March 20, 2012